U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                                     SEC FILE NUMBER
                                                         0-22750
[X] Form 10-QSB

For the Quarterly Period Ended September 30, 1999

Part I                               Registrant Information

Full Name of Registrant:             Advanced Wireless Systems, Inc.

Address of Principal Executive Office (Street and Number)

                             927 Sunset Drive
                           Irving, Texas 75061

Part II      Rules 12b-25(b) and (c)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject Report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

Part III     Narrative

     Our Report on Form 10-QSB for the quarter ended September 30, 1999, is due to be filed on November 15, 1999. As of November 11, 1999, the unaudited interim financial statement is not yet complete because we acquired Dibbs Internet Services, Inc., in August 1999, and we have not yet completed the required financial statements to record and report the Dibbs acquisition.
The Dibbs acquisition was first reported on our Form 8-K dated August 25, 1999.

     We are also considering the restatement of some items in our annual financial statements for the period ended December 31, 1998, which may have an effect on the results to be reported for the quarter ended September 30, 1999. The revisions under consideration respond to comments provided by the staff of the SEC about Amendment No. 1 to our Form 10-SB filing.

Part IV     Other Information

     (1) Name and telephone number of person to contact in regard to this information.

              Lee Polson                    512-474-8881

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

             [X]  Yes     [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [X]  Yes     [  ]  No

    Until our financial statement reflecting the Dibbs acquisition is complete, we cannot predict how the acquisition will change our operating results. We believe that our net loss for the nine months ended September 30, 1999, may be approximately $610,000, a $120,000 (25%) increase from the loss for the nine months ended September 30, 1998, of approximately $490,000.


                                             Signatures

     Advanced Wireless Systems, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ADVANCED WIRELESS SYSTEMS, INC.


Date:     November 11, 1999            /s/ Monte Julius
     -------------------------        --------------------------------
                                      Monte Julius, President